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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8- 14286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) Vermont (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Kucinskas 802-229-3332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard, Suite 500 (Address) Boston (City) Massachusetts (State) 02210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Kucinskas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Treasurer & Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with
Supplementary Information
As of and for the Year Ended
December 31, 2016

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2016

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of comprehensive income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Equity Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Financial Condition
As of December 31, 2016

		2016
Assets		
Cash and cash equivalents	$	4,967,480
Investment advisor fees receivable		2,631,003
Prepaid expenses and other assets		604,221
Other receivables		2,377,356
Due from affiliates		40,829
Income taxes recoverable from parent		342,641
Total assets	$	10,963,530
Liabilities		
Investment advisor fees payable		2,162,589
Accounts payable and accrued expenses		692,003
Due to affiliates		973,218
Commissions payable		1,509,934
Unearned revenue		115,200
Total liabilities		5,452,944
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding		197,008
Additional paid-in capital		40,402,358
Accumulated deficit		(35,088,780)
Accumulated other comprehensive income (loss)		-
Total stockholder's equity		5,510,586
Total liabilities and stockholder's equity	$	10,963,530

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Comprehensive Income
Year Ended December 31, 2016

	2016
Revenues	
Commissions	$ 27,519,738
Investment advisor fees	14,305,076
Marketing support, revenue sharing and other income	3,931,836
Total revenues	45,756,650
Operating expenses	
Commissions	23,946,310
Investment advisor fees	12,620,056
Intercompany charges	4,048,145
General and administrative expenses	2,746,903
Salaries and benefits	6,261,984
Clearing agent fees	744,632
Marketing support charges	310,135
Total operating expenses	50,678,165
Loss before income taxes	(4,921,515)
Income tax benefit	1,716,349
Net Loss	$ (3,205,166)
Other comprehensive income (loss)	
Unrealized gains (losses) on available-for sale securities	-
Total other comprehensive income (loss)	-
Comprehensive Loss	$ (3,205,166)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2015 Stockholder's Equity	$ 197,008	$ 35,902,358	$ (31,883,614)	$ -	$ 4,215,752
Net loss	-	-	(3,205,166)	-	(3,205,166)
Other comprehensive income (loss)				-	-
Total comprehensive income (loss)					(3,205,166)
Capital Contributions	-	4,500,000	-	-	4,500,000
December 31, 2016 Stockholder's Equity	$ 197,008	$ 40,402,358	$ (35,088,780)	$ -	$ 5,510,586

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statement of Cash Flows
Year Ended December 31, 2016

	2016
Cash flows from operating activities	
Net loss	$ (3,205,166)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:	
Deferred tax provision	(21,879)
Changes in assets and liabilities:	
Investment advisor fees receivable	(215,167)
Prepaid expenses and other assets	(91,300)
Other receivables	(169,903)
Due to/from affiliates	1,821,579
Income taxes recoverable from parent	219,778
Investment advisor fees payable	118,380
Accounts payable and accrued expenses	7,415
Commissions payable	(100,544)
Unearned revenue	(25,200)
Net cash used in operating activities	(1,662,007)
Cash flows from financing activities	
Capital contributions	4,500,000
Net cash provided by financing activities	4,500,000
Cash and cash equivalents	
Net increase in cash and cash equivalents	2,837,993
Beginning of year	$ 2,129,487
End of year	$ 4,967,480
Supplemental disclosure of cash flow information:	
Interest paid	6,459
Income taxes received	1,914,932

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI. ESI is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. (the "Funds") and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Trailing commissions and investment advisory fees are recognized in the period in which the services have been performed. These commissions and fees are earned based on a percentage of assets under management and are paid to the Company pursuant to the terms in the respective agreements with the individual sponsors.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit with various financial institutions.

2. Significant Accounting Policies (continued)

Commissions

Commission revenue includes commissions earned from sales of mutual funds, annuities, alternative investments, unit investment trusts, and general securities, as well as service fees ("12b-1" fees or "trailing commissions"). The Company recognized $27,519,738 in commission revenue as of December 31, 2016, of which $12,054,724 were related to 12b-1 fees.

Commission expense represents a portion of the commission revenue (gross dealer concession) that is earned by branch office supervisors, general agents and registered representatives of record on each sale.

Investment Advisor Fees

Investment advisor fees include fees recognized from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's investment advisor representatives.

Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date. The investment advisors fee expenses and respective payable balance represent the incurred expenses and accrued payable, respectively, due to registered representatives on revenue earned from EFA sponsors.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of annual registration renewal fees and software licenses paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house. Affiliation fees are recorded in Marketing support, revenue sharing and other income in the Statement of Comprehensive Income and are recognized as earned based on the number of registered representatives that are affiliated with the Company.

Unearned Revenue

Unearned revenue primarily includes affiliation fees charged to ESI registered representatives. These affiliation fees were received in advance as of December 31, 2016 and are related to the subsequent fiscal year.

Other Receivables

Other receivables primarily include receivables for trail commissions, loan receivables made to certain registered representatives for their transition to the Company and accrued marketing support revenue from non-affiliated sponsors.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class:

Asset Class	Years
Equipment	5
Internally Developed Software	5-10
Furniture	7

General and Administrative

General and administrative expenses represent costs to the Company incurred as a result of managing the Company. These costs include legal expenses, monthly software charges, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

Accounts Payable and Accrued Expenses

Payable balances related to expenses for obligations, or services rendered but not yet paid at the end of the reporting period, are primarily inclusive of: 1) software maintenance invoices; 2) accrued expenses related to the Company's annual conference which is held for top producing agents; 3) salary expenses; and 4) legal expenses.

Intercompany Charges

NLVF and its subsidiary, NLIC, provide the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by the NLVF and NLIC expense sharing agreements and the allocation methodologies employed are applied uniformly across National Life Group and all of its affiliates, including the Company.

Marketing Support, Revenue Sharing and Other Income

Marketing support and other income represents additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management, or a combination thereof.

Revenue sharing represents additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales, a percentage of assets under management, or a combination thereof. These related entities include NLIC, Life Insurance Company of the Southwest ("LSW"), and Sentinel Financial Services Company ("SFSC"), a registered broker dealer.

The Company earns investment income from its cash equivalents which earn interest.

2. Significant Accounting Policies (continued)

Salaries and Benefits

Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees

Clearing agent fees are primarily trade related clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. ("NFS"), the Company's clearing broker-dealer.

Marketing Support Charges

The Company provides seminars and training opportunities for its registered representatives, which are expensed as incurred.

Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. If applicable, the Company settles its income tax liability with NLHC periodically or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company net settled $1,915,490 of its income taxes recoverable from NLHC for the year ended December 31, 2016. In addition, the Company paid $558 in state taxes for the year ended December 31, 2016.

Fair Value

The carrying amounts of the following financial assets and financial liabilities are approximate fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

The Company maintains cash and cash equivalent accounts at financial institutions, which may be exposed to credit risk. The Company has not experienced any losses in these accounts to date due to credit risk.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2016 and through the financial statement issuance date of February 23, 2017. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The objective of the amendments in this update was to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 for entities that file financial statements with the Securities and Exchange Commission to fiscal years beginning after December 15, 2017. The Company is evaluating the effects of this guidance in consideration of forthcoming applicable industry guidance from the American Institute of CPA's Revenue Recognition Task Force.

4. General and Administrative Expenses

For the year ended December 31, 2016, general and administrative expenses are comprised of the following:

	2016
Legal Expenses	$ 217,932
Software Maintenance	1,142,380
Printing, Postage & Supplies	222,349
Public Accounting Fees	68,531
Recruiting, Training & Licensing	465,553
Travel & Entertainment	171,963
Consulting	23,015
Insurance	51,665
Dues and Memberships	82,709
Loan Amortization	117,611
Other	183,195
	$ 2,746,903

5. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"), as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Supplemental Schedule for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2016, are as follows:

Net capital	$	3,410,687
Aggregate indebtedness		5,452,944
Net capital requirement		363,530
Excess net capital		3,047,157
Percentage of aggregate indebtedness to net capital		160%

6. Exemption from Rule 15c3-3

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2)(ii) of such rule and the Company has not included the schedules "Computation for Determination of Reserve Requirement under Rule 15c3-3" or "Information relating to Possession or Control Requirements under Rule 15c3-3."

7. Property and Equipment

Property and equipment owned by the Company of $1,723,046 was fully depreciated prior to the beginning of the fiscal year ended December 31, 2016. As such, there was no depreciation expense incurred for the year ended December 31, 2016.

8. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company recognized a current federal income tax benefit of $1,695,028 for the year ended December 31, 2016. The Company also recorded a current state income tax expense of $558 for the year ended December 31, 2016. The components of current and deferred income tax are shown below:

	2016
Current	$ 1,694,470
Deferred	21,879
Total Income Tax Benefit	$ 1,716,349

Income tax receivable from NLHC was $342,641 as of December 31, 2016. In 2016, total taxes differ from amounts computed using the nominal federal income tax rate of 35% due to non-deductible travel and entertainment expenses. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2010.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2016.

9. Related Party Transactions

It is possible that the terms of the transactions mentioned below are not the same as those that would result from transactions among unrelated parties.

Commissions and Revenue Sharing
Commissions earned by the Company relating to sales of the Funds' shares and continuing service fees for products issued by NLIC and others were $2,665,536 for the year ended December 31, 2016. Receivable balances related to these commissions were $173,124 as of December 31, 2016 and are included in Other receivables in the Statement of Financial Condition.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these LSW products, the Company records commission expense equivalent to 100% of commission revenue recognized. NLIC pays for certain commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense recorded in accordance with the sale of NLIC variable universal life and variable annuity products and LSW indexed annuity products was $3,407,445 for the year ended December 31, 2016. The Company recognized revenue sharing on the sale of NLIC and LSW products of $432,527 for the year ended December 31, 2016.

9. Related Party Transactions (continued)

Commissions and Revenue Sharing (continued)

Effective May 23, 2005, the Company and SFSC executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Revenue sharing income for these additional fees was $435,642 for the year ended December 31, 2016. The receivable balance related to the Company's revenue sharing agreement with SFSC was $39,395 as of December 31, 2016 and is included in Due from affiliates in the Statement of Financial Condition.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the terms of the expense sharing agreements with NLIC and NLVF. The allocation methodologies employed are applied uniformly across National Life Group and are based on direct charges and other factors (e.g. square footage, number of employees, compensation levels, et al.). Charges for costs allocated to the Company for the year ended December 31, 2016 were $4,048,145.

As of December 31, 2016, accounts payable related to the NLIC and NLVF expense sharing agreements were $824,313 and $148,905, respectively. The accounts payable balances related to NLIC and NLVF are settled in the normal course of business and are included in the Due to affiliates in the Statement of Financial Condition.

Capital Contributions

The Company has historically experienced losses from operations and has an accumulated deficit of $35,088,780 as of December 31, 2016. The Company has received sufficient equity contributions from its parent, NLVF, which enabled it to meet its contractual obligations as those obligations became due. For the year ended December 31, 2016, ESI received capital contributions from its parent, NLVF, in total of $4.5 million.

10. Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2016, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

In April of 2016, the Department of Labor ("DOL") released a final regulation redefining who is a "Fiduciary," as well as new class exemptions from the prohibited transaction provisions, (collectively, the "Rule") under the Employee Retirement Income Security Act ("ERISA"). Under the revised Fiduciary definition, virtually all registered representatives providing advice to an ERISA governed plan, a plan fiduciary, plan participant or Individual Retirement Account ("IRA") investor will be considered a Fiduciary on the regulation's applicability date, April 10, 2017. Typical brokerage commissions for securities products would result in Prohibited Transactions for Fiduciaries, requiring the use of a new Prohibited Transaction Exemption, known as the Best Interest Contract Exemption ("BICE").

The Company has significant exposure to ERISA governed accounts and IRA. If the Rule is implemented on the Applicability Date, it may have a material impact on the Company's revenue and expenses.

However, on February 3, 2016, President Trump issued an executive order, instructing the DOL to review the new rule's definition of "Fiduciary." The DOL is instructed to examine whether it may adversely affect the ability of Americans to gain access to retirement information and financial advice. If the DOL determines that it will, the DOL is instructed to propose a new regulation, for notice and comment, that will "rescind[] or revis[e]" the existing rule.

10. Commitments and Contingencies (continued)

On February 9, 2017, the DOL transmitted a regulation to the Office of Management and Budget ("OMB") for review entitled "Definition of the Term 'fiduciary' – Delay of Applicability Date." The proposed regulation is in review status, and cannot be read until the review is complete and the proposed regulation is published in the Federal Register. Additionally, the Company will monitor the DOL study once it is undertaken by the DOL, and adapt to any resulting changes in the regulation.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

	2016
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 5,510,586
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	5,510,586
Deductions	
Receivables from non-customers, in excess of payable	1,504,447
Investment in and receivables from affiliates, subsidiaries and associated partnerships	40,829
Other assets	554,623
Total non-allowable assets	2,099,899
Net capital before haircuts on securities position and other deductions	3,410,687
Haircut on securities	-
Other deductions	-
Net capital	$ 3,410,687
Computation of aggregate indebtedness	
Payable to non-customers	3,787,722
Accounts payable, accrued liabilities, accrued expenses and other	1,665,222
Total aggregate indebtedness	$ 5,452,944
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	363,530
Excess net capital	$ 3,047,157
Net capital less 10% of aggregate indebtedness	$ 2,865,393
Percentage of aggregate indebtedness to net capital	160%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2016.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equity Services, Inc.

We have reviewed Equity Services, Inc.'s assertions, included in the accompanying Equity Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 except as described in its exemption report with respect to:

Nature of Exceptions
One check made payable to a third party mutual fund sponsor was received on 1/21/2016 and held by a branch office until 1/26/2016, at which time it was returned to the client.
One check made payable to a third party mutual fund sponsor was received on 4/7/2016 and held by a branch office until 4/11/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 5/10/2016 and held by a branch office until 5/12/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/14/2016 and held by a branch office until 6/16/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm was received on 8/26/2016 and held by a branch office until 9/6/2016, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 9/1/2016 and held by a branch office until 9/8/2016, at which time it was forwarded to the clearing firm.
One check made payable to a variable annuity insurance carrier was received on 9/10/2016 and held by a branch office until 9/12/2016, at which time it was forwarded to a Field Office of Supervisory Jurisdiction ("OSJ"). The Field OSJ received the check on 9/16/2016, at which time it was forwarded to the variable annuity insurance carrier.
One check made payable to a third party mutual fund sponsor was received on 10/18/2016 and held by a branch office until 10/20/2016, at which time it was forwarded to the third party mutual fund sponsor.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.



Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2017



Equity Services, Inc.'s Exemption Report

Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 except as described below:

Nature and Approximate Date of Exceptions
One check made payable to a third party mutual fund sponsor was received on 1/21/2016 and held by a branch office until 1/26/2016, at which time it was returned to the client.
One check made payable to a third party mutual fund sponsor was received on 4/7/2016 and held by a branch office until 4/11/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 5/10/2016 and held by a branch office until 5/12/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to a third party mutual fund sponsor was received on 6/14/2016 and held by a branch office until 6/16/2016, at which time it was forwarded to the third party mutual fund sponsor.
One check made payable to the Company's clearing firm was received on 8/26/2016 and held by a branch office until 9/6/2016, at which time it was forwarded to the clearing firm.
One check made payable to the Company's clearing firm was received on 9/1/2016 and held by a branch office until 9/8/2016, at which time it was forwarded to the clearing firm.
One check made payable to a variable annuity insurance carrier was received on 9/10/2016 and held by a branch office until 9/12/2016, at which time it was forwarded to a Field Office of Supervisory Jurisdiction ("OSJ"). The Field OSJ received the check on 9/16/2016, at which time it was forwarded to the variable annuity insurance carrier.
One check made payable to a third party mutual fund sponsor was received on 10/18/2016 and held by a branch office until 10/20/2016, at which time it was forwarded to the third party mutual fund sponsor.

Equity Services, Inc.

I, Eric K. Kucinskas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Eric Kucinskas

Title: Vice President, Treasurer & Financial Operations Principal, Equity Services, Inc.

Date of report: February 23, 2017